Annual General Meeting of

Fortuna Silver Mines Inc. (the “Company”)

held on June 20, 2013

Report of Voting Results

pursuant to Section 11.3 of National Instrument 51-102

and pursuant to Section 461 of the TSX Company Manual

Matter Voted Upon	Outcome of Vote	Common Shares Voted (including proxy votes)
		For	Against	Withheld
1. To appoint Deloitte LLP as auditors of the Company for the ensuing year, at a remuneration to be determined by the Directors.	Approved	65,810,859	n/a	1,166,853
2. To determine the number of Directors at seven.	Approved	66,406,295	571,417	n/a

3.

To elect:

Jorge Ganoza Durant

Simon Ridgway

Tomas Guerrero

Michael Iverson

Mario Szotlender

Robert Gilmore

Thomas Kelly

as Directors of the Company to hold office until the next annual election of Directors or until their successors are elected or appointed.

	Approved Approved Approved Approved Approved Approved Approved	36,911,543 (84.0%) 33,796,821 (76.9%) 42,999,383 (97.9%) 25,153,428 (57.3%) 28,059,973 (63.9%) 42,555,303 (96.9%) 43,135,233 (98.2%)	n/a n/a n/a n/a n/a n/a n/a	7,009,061 (16.0%) 10,123,783 (23.1%) 921,221 (2.1%) 18,767,176 (42.7%) 15,860,631 (36.1%) 1,365,301 (3.1%) 785,371 (1.8%)